UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-40610

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Mineola Community Bank 401(k) Profit Sharing Plan

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Texas Community Bancshares, Inc.
215 West Broad Street
Mineola, Texas 75773

OMB Control number 1210-0040; Expiration Date 03/31/2026

SUMMARY ANNUAL REPORT
FOR MINEOLA COMMUNITY BANK 401(K) PROFIT SHARING PLAN

This is a summary of the Form 5500-SF Annual Return/Report of Small Employee Benefit Plan for the Mineola Community Bank 401(k) Profit Sharing Plan, EIN 75- 0440734, Plan 001, for period January 1, 2023 through December 31, 2023. The Form 5500-SF annual report has been filed with the Employee Benefits Security Administration, as required under the Employee Retirement Income Security Act of 1974 (ERISA). Your plan is a defined contribution, profit-sharing, ERISA section 404(c), total participant-directed account, Code section 401(k), Code section 401(m), participant- directed brokerage account, automatic enrollment, pre-approved, single employer type of plan.

Basic Financial Statement
Benefits under the plan are provided through a trust fund. Plan expenses were $328,345. These expenses included $7,452 in administrative expenses and $320,893 in benefits paid to participants and beneficiaries. A total of 85 persons were participants in or beneficiaries of the plan at the end of the plan year.

The value of plan assets, after subtracting liabilities of the plan, was $7,908,193 as of December 31, 2023, compared to $7,143,738 as of January 1, 2023. During the plan year, the plan experienced an increase in its net assets of $764,455. This increase includes unrealized appreciation or depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $1,092,800, including employer contributions of $274,067, employee contributions of $204,076, other contributions of $200,898 and earnings from investments of $413,759.

Your Rights to Additional Information
You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report.
•	Assets held for investment

To obtain a copy of the full annual report, or any part thereof, write or call the office of Mineola Community Bank, SSB, 215 West Broad Street, Mineola, TX, 75773, 903-569- 2602. The charge to cover copying costs will be $0.00 for the full annual report or $0.00 per page for any part thereof.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report. The charge to cover copying costs given above does not include a charge for the copying of these portions of the report because these portions are furnished without charge.

Mineola Community Bank 401(k) Profit Sharing Plan Summary Annual Report	Page 1 of 2

You also have the legally protected right to examine the annual report at the main office of the plan, 215 West Broad Street, Mineola, TX, 75773 and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, N1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, DC 20210. The annual report is also available online at the Department of Labor website www.efast.dol.gov.

Paperwork Reduction Act Statement
According to the Paperwork Reduction Act of 1995 (Pub. L. 104-13) (PRA), no persons are required to respond to a collection of information unless such collection displays a valid Office of Management and Budget (OMB) control number. The Department notes that a Federal agency cannot conduct or sponsor a collection of information unless it is approved by OMB under the PRA, and displays a currently valid OMB control number, and the public is not required to respond to a collection of information unless it displays a currently valid OMB control number. See 44 U.S.C. 3507.  Also, notwithstanding any other provisions of law, no person shall be subject to penalty for failing to comply with a collection of information if the collection of information does not display a currently valid OMB control number. See 44 U.S.C. 3512.

The public reporting burden for this collection of information is estimated to average less than one minute per notice (approximately 3 hours and 11 minutes per plan). Interested parties are encouraged to send comments regarding the burden estimate or any other aspect of this collection of information, including suggestions for reducing this burden, to the U.S. Department of Labor, Office of the Chief Information Officer, Attention: Departmental Clearance Officer, 200 Constitution Avenue, N.W., Room N-1301, Washington, DC 20210 or email DOL_PRA_PUBLIC@dol.gov and reference the OMB Control Number 1210-0040.

Mineola Community Bank 401(k) Profit Sharing Plan Summary Annual Report	Page 2 of 2

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MINEOLA COMMUNITY BANK 401(k) PROFIT SHARING PLAN

Date: June 18, 2024	By:	/s/ Kraig Yarbrough
Kraig Yarbrough
Senior Vice President